UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Arch Capital Group, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

011576290

(CUSIP Number)

Arrie R. Park, Esq.
Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, California 94111
(415) 788-5111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 29, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HFCP IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410224

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,777,184*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,777,184*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,184*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%†

14.	Type of Reporting Person (See Instructions) PN

*                    Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†                     Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410226

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 619,864*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 619,864

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 619,864*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%†

14.	Type of Reporting Person (See Instructions) PN

*                    Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†                     Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410228

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 204,773*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 204,773

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%†

14.	Type of Reporting Person (See Instructions) PN

*                    Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†                     Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F EXECUTIVE FUND IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,288*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 85,288

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,288

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%†

14.	Type of Reporting Person (See Instructions) PN

* Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

† Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INVESTORS IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,687,109*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,687,109

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%†

14.	Type of Reporting Person (See Instructions) PN

* Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

† Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F CORPORATE INVESTORS IV (BERMUDA), LTD. I.R.S. IDENTIFICATION NO. 94-3410238

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,687,109*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,687,109

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%†

14.	Type of Reporting Person (See Instructions) CO

* Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

† Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

Reference is made to the Statement on Schedule 13D filed on November 30, 2001, as amended by Amendment No. 1, filed September 23, 2002, Amendment No. 2, filed December 18, 2002, Amendment No. 3, filed February 28, 2003, and Amendment No. 4, filed November 30, 2005, thereto (as so amended, the “Schedule 13D”), on behalf of HFCP IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFCP IV Bermuda”), H&F International Partners IV-A (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFIP IV-A Bermuda”), H&F International Partners IV-B (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFIP IV-B Bermuda”), H&F Executive Fund IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFEF IV Bermuda”, and together with HFCP IV Bermuda, HFIP IV-A Bermuda and HFIP IV-B Bermuda, the “Investors”), H&F Investors IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFI IV Bermuda”) and H&F Corporate Investors IV (Bermuda), Ltd., a company organized under the laws of Bermuda (“HFCI IV Bermuda”).  The Investors, together with HFI IV Bermuda and HFCI IV Bermuda are referred to herein as the “Reporting Persons.”  All capitalized terms used without definition in this Amendment No. 5 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 5 to Schedule 13D amends the Schedule 13D as follows:

ITEM 2.                  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(c)     Schedule I, which describes the holders of shares of capital stock of HFCI IV Bermuda, is hereby amended in its entirety as set forth on Schedule I hereto and is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 29, 2006, HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF IV Bermuda distributed 3,766,638, 618,132, 204,201 and 85,051 Common Shares, respectively, to their respective limited partners.

ITEM 5.                  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)                      As of November 29, 2006, the Reporting Persons beneficially own in the aggregate 4,687,109 Common Shares of the Company by virtue of their ownership of an aggregate of: (1) 4,674,022 Common Shares, (2) 9,787 Common Shares issued to John L. Bunce, Jr., and David R. Tunnell, each of whom is an affiliate of the Reporting Persons, in consideration of their service as directors of the Company, which Common Shares are held for the benefit of the Reporting Persons, and (3) options to purchase an aggregate of 3,300 Common Shares, which options were issued to Mr. Bunce in consideration of his service as a director of the Company, which options are held for the benefit of the Reporting Persons.  This assumes full exercise of the options to purchase Common Shares.  By reason of their relationships with the Investors, under Rule 13d-3 under the Exchange Act, each of HFCI IV Bermuda and HFI IV Bermuda may be deemed to own beneficially all of the Common Shares that are beneficially owned by the Investors.  A five member investment committee of HFI IV Bermuda (the “Investment Committee”) formed by the shareholders of HFI IV Bermuda has investment discretion over the Common Shares.  The members of the investment committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the Company.

Assuming the full exercise of the options to purchase Common Shares and based on 74,119,097 Common Shares outstanding as of November 1, 2006, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as of November 29, 2006, the 4,687,109 Common Shares collectively beneficially owned by the Reporting Persons would represent approximately 6.3% of the outstanding Common Shares.

(b)                     The Investors collectively have beneficial ownership of 4,687,109 Common Shares, assuming the full exercise of the options to purchase Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through the same general partner, HFI IV Bermuda, which, in turn, acts through its sole general partner, HFCI IV Bermuda.

(c)                      On November 13, 2006, David Tunnell exercised outstanding options to purchase from the Company 300 Common Shares for an exercise price of $27.10 per share and 1,500 Common Shares for an exercise price of $30.665 per share, for an aggregate exercise price of $54,127.50. On the same date, Mr. Tunnell sold such 1,800 Common Shares in open market transactions for an aggregate of $122,617.21 and transferred the net amount of $68,489.71 (the aggregate sale price of $122,617.21 less the aggregate exercise price of $54,127.50) to the Reporting Persons. Except as otherwise described herein, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto, except that certain of the persons set forth on Schedule I hereto received a distribution of Common Shares on November 29, 2006 pursuant to the distribution described in Item 4 above.

(d)                     Except as set forth in this Item 5, no person other than each respective record owner of the distributed Common Shares referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2006

HFCP IV (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F EXECUTIVE FUND IV(BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

	By:	/s/ Georgia Lee
		Name:	Georgia Lee
		Title:	Vice President and Treasurer

H&F INVESTORS IV (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

	By:	/s/ Georgia Lee
		Name:	Georgia Lee
		Title:	Vice President and Treasurer

H&F CORPORATE INVESTORS IV (BERMUDA) LTD.

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President and Treasurer

Schedule I

Set forth below is the name, principal occupation and percentage ownership of each of the holders of H&F Investors IV (Bermuda), Ltd.   Each of the following individuals is a United States citizen and unless otherwise indicated below, the business address is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California  94111.

Name	Owned	Principal Occupation	Business Address

Matthew R. Barger	9.9%	Private Equity Investor,
		Hellman & Friedman LLC (“H&F”)

John L. Bunce, Jr.	9.9%	Private Equity Investor, H&F	675 Sun Valley, Ste. N
			Ketchum, ID 83340

Mitchell R. Cohen	9.9%	Private Equity Investor, H&F

Philip U. Hammarskjold	9.9%	Private Equity Investor, H&F

Patrick J. Healy	9.9%	Private Equity Investor,	Burdett House, 6th Floor
		Hellman & Friedman Europe Limited	15-16 Buckingham Street
			London, WC2N 6DU

F. Warren Hellman	9.9%	Private Equity Investor, H&F

Georgia Lee	9.9%	Private Equity Investor, H&F

Brian M. Powers	9.9%	Private Equity Investor, H&F

Thomas F. Steyer	9.9%	Senior Managing Member,	One Maritime Plaza, Suite 1325
		Farallon Capital Management, L.L.C.	San Francisco, CA 94111

Allen R. Thorpe	1.0%	Private Equity Investor, H&F	375 Park Avenue, 20th Floor
			New York, NY 10152
David R. Tunnell	9.9%	Private Equity Investor, H&F